Form 51-102F3
MATERIAL CHANGE REPORT

1.	Name & Address of Company

Genco Resources Ltd.
550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

2.	Date of Material Change

January 21, 2008

3.	News Release

A press release dated January 18, 2008 was issued on January 18, 2008 through Marketwire (CCNMatthews).

4.	Summary of Material Change

Genco’s common shares commenced trading on the Toronto Stock Exchange on January 21, 2008.

5.1	Full Description of Material Change

Genco’s common shares commenced trading on the Toronto Stock Exchange on Monday, January 21, 2008 under the symbol ‘GGC’. A copy of Genco’s Lising Application has been filed on SEDAR.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Wayne Moorhouse, Vice-President, Finance
Tel: 604-682-2205

9.	Date of Report

January 21, 2008